1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 23, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE

10TH MEETING OF THE THIRD SESSION OF THE BOARD

The 10th meeting of the third session of the Board was held on 20th April 2007 in the Company’s headquarter. Several resolutions were passed by the Board, which are set out in this announcement.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Listing Rules.

The notice of the 10th meeting of the third session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 4th April 2007 by way of written notices or e-mails. The meeting was held on 20th April 2007 in the Company’s headquarters at 298 Fushan South Road, Zoucheng City, Shandong Province, the People’s Republic of China (“PRC”). Thirteen directors were called upon for the meeting and all of them were present, complying with the requirements of the laws and regulations such as the PRC Company Law, and the articles of association of the Company (the “Articles”).

The directors of the Company (the “Directors”) unanimously agreed and passed the resolutions set out below:

1.	To approve the 2006 Annual Report of Yanzhou Coal Mining Company Limited (the “Annual Report”) and the Summary of the Annual Report; and the publication of the results for the year of 2006 in the PRC and overseas; and to submit the Report of the Directors contained in the Annual Report for consideration and approval in the 2006 annual general meeting.

2.	To approve the Financial Report of the Yanzhou Coal Mining Company Limited for the year 2006 and submit the same for consideration and approval in the 2006 annual general meeting.

3.	To approve the Profit Distribution Plan of Yanzhou Coal Mining Company Limited for the year 2006 and submit the same for consideration and approval in the 2006 annual general meeting.

Pursuant to the PRC Accounting Standards, the Company had a profit after tax of RMB1, 867 million for the year 2006, appropriation to statutory reserve of RMB188.0 million, together with the unappropriated profit at the beginning of the year 2006 of RMB5,844million, distributable profit of RMB7,523 million. After Deducting RMB1,082 million being the cash dividend approved in the 2005 annual general meeting, the actual distributable profits of the Company as at 31st December 2006 was RMB6,441.1 million.

The Board recommends the dividends for the year 2006 as follows:

1)	In accordance with the dividends policy persisted by the Company (i.e. distributing about 35% of the net income of the Company after deduction of statutory reserve as final dividend), the Company proposes to declare an aggregate cash dividend of RMB590.2 million (tax included) to the shareholders of the Company (the “Shareholders”).

2)	In return of the Shareholders’ long-term support to the Company, a special aggregate cash dividend of RMB393.5million (tax included) is proposed to be declared to the Shareholders.

The total equity of the Company is 4,918.4 million shares, all of which are ordinary shares. The aggregate amount of the above two cash dividends is RMB983.7million (tax included). Accordingly, RMB2.0 (tax included) for every 10 shares is proposed to be distributed to the Shareholders.

After taking into account the proposed cash dividends for year 2006, the unappropriated profit of the Company at the end of year 2006 was RMB5,457.4 million. The Company shall not increase its share capital through conversion of its capital reserve.

4.	To approve the Resolution on the Remuneration of the Directors and Supervisors of Yanzhou Coal Mining Company Limited for the year 2007 and submit the same for consideration and approval in the 2006 annual general meeting. The independent Directors have expressed their consents.

The total remuneration of all the non-independent Directors in 2006 was RMB794,600(tax included) and the average remuneration of the non-independent Directors was RMB198,700 per person(tax included). The total retirement pension for the non-independent Directors who received remuneration from the Company was RMB357,600; The total remuneration of the independent Directors in 2006 was RMB372,100(tax included) and the average remuneration of the independent Directors was RMB93,000 per person(tax included). The total remuneration of the supervisors in 2006 was RMB217,900(tax included), and the total retirement pension for those supervisors who received remuneration from the Company was RMB98,100.

It is proposed that the remuneration of the non-independent Directors, independent Directors and supervisors of the Company shall increase by approximately 8%for the year 2007 as compared to that of 2006.

5.	To approve the Resolution on the Remuneration of the Senior Management of Yanzhou Coal Mining Company Limited for the year 2007 and the independent Directors have expressed their consents.

The total remuneration of the senior management of the Company for the year 2006 was RMB1.5095 million (tax included). The total retirement pension of the senior management of the Company was RMB489,700. It is proposed that the remuneration of the senior management members of the Company shall increase by approximately 8% for the year 2007 as compared to that of 2006.

6.	To approve the Resolution on the Continuing Connected Transactions of Yanzhou Coal Mining Company Limited for the year 2006.

In the 4th meeting of the third session of the Board held on 6th January, 2006, the Board approved the entering into of the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement by the Company with its controlling shareholder, and the proposed annual amount for the transactions contemplated thereunder for year 2006 being RMB605,000,000 . The actual amount of these continuing connected transactions contemplated under the agreement was RMB640,620,000 for the year 2006, exceeding the proposed annual amount for the year 2006 by RMB35,620,000 which accounts for 0.21% of the audited net asset of the Company of RMB17.142 billion as at 31st December 2005 calculated in accordance with the PRC Accounting Standards. These continuing connected transaction in the year 2006 were approved by the Board.

The Board confirmed that the actual amount of other types of continuing connected transactions in the year 2006 between the Company and its controlling-shareholder were all within the respective proposed annual amounts approved by independent Directors.

This resolution involves connected transactions. 5 interested Directors were abstained from voting on this resolution and the remaining 8 non-interested Directors unanimously voted for this resolution.

7.	To approve the Resolution on the Internal Control Evaluation Report of Yanzhou Coal Mining Company Limited for the Year 2006.

8.	To approve the Resolution on the Report of the Audit Committee of the Board of Yanzhou Coal Mining Company Limited for the Year 2006.

9.	To approve the Resolution on Relevant Questions on Implementation of New Accounting Rules.

10.	To approve the Resolution on the Writing-Off of Bad Debt Reserves Approved the writing off of bad debt reserve in an amount of RMB8,581,267.32.

11.	To approve the Resolution on the increase of the Registered Capital of Yanmei Heze Nenghua Company Limited (“Heze Nenghua”).

Approved the increase in the registered capital of the Company’s subsidiary, Heze Nenghua, from RMB600 million to RMB1,500 million. among which, the Company shall contribute RMB876 million and hold 96.67% of the interests in Heze Nenghua after the increase of the registered capital. The capital contribution shall mainly be used for the construction of Zhaolou Coal Mine.

12.	To approve the Resolution on Re-appointment of the Auditors of Yanzhou Coal Mine Company Limited and the Remuneration of the Auditors and submit the same to the 2006 annual general meeting for determining the re-appointment of the auditors and their remuneration for the year 2007.

According to the resolution and authorization of the 2005 annual general meeting, the Board has acknowledged and paid the remuneration to the auditors for their services in 2006. The Board proposes to re-appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. as the Company’s international and PRC auditors for the year 2007 respectively, and proposes an annual remuneration of HK$7 million for their annual auditing services, which are of the same scope as those in 2006, and authorizes the Board to decide and to pay additional service fees incurred for auditing the new subsidiaries, the financial results of which will be consolidated to the Company’s financial statements and projects like internal control etc.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Directors include: Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive Directors include: Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong Province, PRC, 20th April 2007

Please also refer to the published version of this announcement in South China Morning Post.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310